SEC File Number:
001-38417

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: January 1, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
BurgerFi International, Inc.
Full Name of Registrant
Opes Acquisition Corp.
Former Name if Applicable

200 West Cypress Creek Rd., Suite 220
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33309
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Annual Report on Form 10-K for the year ended January 1, 2024 (the “Form 10-K”) could not be completed and filed by April 1, 2024, without undue hardship and expense to BurgerFi International, Inc. (the “Company”) as a result of additional time required by the Company to complete its evaluation of internal controls and procedures, which is ongoing. The

Company anticipates that it will file the Form 10-K within the applicable “grace” period provided by Securities Exchange Act Rule 12b-25.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Christopher Jones	954	618-2000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reflected in the earnings release (the “Earnings Release”) issued by the Company on April 1, 2024 and furnished as Exhibit 99.1 to a Current Report on Form 8-K furnished to the Securities and Exchange Commission on April 1, 2024, the Company anticipates a significant change in its results of operations for the twelve-month period ended January 1, 2024, as compared to the twelve-month period ended January 2, 2023. For the prior fiscal year ended January 2, 2023, the Company reported total revenues of $178.7 million and a net loss of $103.4 million. The Company expects to report total revenues of approximately $170.1 million and net loss of approximately $30.7 million for the year ended January 1, 2024. The foregoing figures for the year ended January 1, 2024 are preliminary and unaudited and were prepared in accordance with U.S. generally accepted accounting principles.

The Company’s consolidated financial statements for the fiscal year ended January 1, 2024 will include disclosures about the Company's noncompliance with the minimum liquidity requirement of the Credit Agreement, which constitutes a breach of the Credit Agreement and an event of default. As a result of such breach and event of default, the expected outstanding balance of the Credit Agreement of $53.3 million is expected to be included in short-term borrowings which raises substantial doubt about the Company's ability to continue as a going concern and is expected to result in a significant change in the Company’s results of operations and financial condition from the last fiscal year. The Company has been actively engaged in discussions with its lenders to explore potential solutions regarding the default event and its resolution. The Company cannot, however, predict the results of any such negotiations.

The Company does not expect any changes to the preliminary unaudited financial results reported above or to the preliminary financial results previously reported in its Earnings Release, however results may change after the completion of the Company’s financial close procedures.

BurgerFi International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2024	By:	/s/ Christopher Jones
Christopher Jones
Chief Financial Officer

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